C. Thomas Hopkins T: + 1 310 883 6417 thopkins@cooley.com	VIA EDGAR AND FEDEX

September 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amanda Ravitz
Tom Jones
Geoff Kruczek
David Burton
Lynn Dicker

Re:	Sientra, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 27, 2014
CIK No. 0001551693

Dear Ms. Ravitz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Sientra, Inc. (the “Company”), is a registration statement on Form S-1 (the “Registration Statement”).  The Registration Statement updates the Company’s draft registration statement on Form S-1 submitted confidentially to the Securities and Exchange Commission (the “Commission”) on August 27, 2014 (the “Confidential Draft Registration Statement”).  The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 12, 2014 with respect to the Confidential Draft Registration Statement (the “Comment Letter”).  For convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs in the Comment Letter.  Page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Inside Front Prospectus Cover

1.                                    We note the reference to your “Broad Product Portfolio” and “Comprehensive Solutions.”  However, your disclosure on page 11 indicates that sales of your breast products account for over 90% of your revenues.  Please revise your graphics to eliminate the implication that other products comprise a significant part of your business.

September 19, 2014 Page 2 of 4

Response: In response to the Staff’s comment, to eliminate the implication that the Company’s non-breast products comprise a significant part of the Company’s business, the Company has revised the disclosure accompanying the graphics appearing on the inside front cover of the prospectus by (i) removing the references to “Broad Product Portfolio” and “Comprehensive Solutions” and replacing such references with “FDA-Approved Product Portfolio”, and (ii) adding disclosure that the Company’s breast products represent over 95% of net sales.

Management’s Discussion and Analysis, page 53

Results of Operations, page 56

2.                                    We note your response to prior comment 8 and the revisions made on page 57 which do not appear to quantify and disclose the impact of volume changes and/or price changes or product mix on your sales and cost of sales.  As previously requested, please revise this section based on the guidance in Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to state that there was no material change in pricing during the year ended December 31, 2013 as compared to the year ended December 31, 2012.

The Company respectfully advises the Staff that the increase in net sales from 2012 to 2013 was caused entirely by increased unit sales volumes with no material change in pricing.  The increase in cost of goods sold from 2012 to 2013 was caused entirely by increased unit sales volumes.  As described in the Company’s prior response letter to the Staff, dated August 27, 2014, and on page 57 of the Registration Statement, the increase in unit sales volumes was attributable to the increased number of months of selling that occurred in 2013 as compared to the Company’s partial-year revenues in 2012, increased commercialization activities, including an increase in the size of the Company’s sales force, and increased brand awareness.  In addition, increases in net sales, cost of goods sold and unit sales volumes from 2012 to 2013 were not the result of change in product mix.  Substantially all of the Company’s net sales in 2012 after the commercialization of the Company’s breast implants and in 2013 were attributable to the sale of breast products.

Non-Employee Directors, page 92

3.                                    Please revise to clarify the business experience during the past five years of Mr. O’Boyle.

Response: The Company respectfully advises the Staff that Mr. O’Boyle was not employed by a corporation or other organization from September 2009 to November 2010 or since August 2011.  Therefore, Mr. O’Boyle’s business experience during the past five years is accurately summarized on page 93 of the Registration Statement and satisfies the requirements of Item 401(e)(1) of Regulation S-K.

September 19, 2014

Note 9 – Stockholders’ Deficit, page F-23

(g) Stock Option Plan, page F-25

4.                                    We note your response to prior comment 19.  We further note that you have included the names of the peer companies and how you concluded that each company was similar to you.  However, there is no indication of the volatility of each company (or average volatilities of the aggregate) for an appropriate period upon which your expected volatility was based.  Please provide to us that information.

Response: In response to the Staff’s comment, the Company is providing the volatility percentage of its peer companies in the tables below, which are based on the public trading history of such companies and used in the calculation of expected volatility for the year ended December 31, 2013 and for the six months ended June 30, 2014, respectively.  As described in the Company’s prior response letter to the Staff, dated August 27, 2014, the Company used a peer group of nine companies for the purposes of estimating the volatility utilized in Black-Scholes calculations as of December 31, 2013.  For the June 30, 2014 expected volatility assumption, the peer group was updated upon a continued review of companies in the market and consisted of eleven companies.

Historical Horizon & Period Volatility (1) (2)									Valuation Date: December 31, 2013
Annual Volatility Over Horizon (6.08 Years)
IRIX Pharmaceuticals	Cutera, Inc.	Syneron Medical Ltd.	Cynosure, Inc.	Zeltiq Aesthetics, Inc.	Endologix, Inc.	Spectranetics Corporation	Abiomed, Inc.	Cardiovascular Systems Inc.	High	Mean	Median	Low

52.0%	43.3%	32.5%	36.6%	70.0%	30.8%	31.2%	51.4%	43.5%	70.0%	43.5%	43.3%	30.8%

(1) Historical volatility based on daily stock prices adjusted for dividends and stock splits.

(2) Calculations assume an average of 252 trading days per year.

Valuation Date:
Historical Horizon & Period Volatility (1) (2)	June 30, 2014

Annual Volatility Over Horizon (6.08 Years)

Zeltiq Aesthetics Inc.	Spectranetics Corporation	Abiomed, Inc.	Cardiovascular Systems Inc.	LDR Holding Corporation	Tandem Diabetes Care, Inc.	Syneron Medical Inc.	Cynosure, Inc.	STAAR Surgical Company	HeartWare International, Inc.	AtriCure, Inc.	High	Mean	Median	Low

66.9%	42.1%	32.5%	42.7%	50.0%	N/A (3)	34.2%	31.4%	48.4%	35.4%	44.4%	66.9%	42.8%	42.4%	31.4%

(1) Historical volatility based on daily stock prices adjusted for dividends and stock splits.

(2) Calculations assume an average of 252 trading days per year.

(3) Calculation unavailable as this company went public in November 2013.

Also as described in the Company’s prior response letter to the Staff, dated August 27, 2014, the companies in each peer group selected tend to trade infrequently given the smaller market capitalizations.  Accordingly, a methodology to determine volatility was based not only on the historical volatilities of the companies as set forth above, but also based on implied volatilities, with an equal weight placed on both sets of volatility data.

September 19, 2014

Inside Back Prospectus Cover

5.                                    Please provide us independent support for your claims that you are the first company in the United States to offer the products and implants.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, to the best of the Company’s knowledge, information and belief, the Company was the first company in the United States to offer breast products exclusively to board-certified and board-admissible plastic surgeons.  The Company’s two U.S. competitors have historically sold, and continue to sell, their breast products to a broader group of physicians, including cosmetic surgeons, general surgeons and other medical practitioners who are not board-certified or board-admissible plastic surgeons.

In addition, the Company is supplementally providing the Staff with a separate binder that contains copies of materials relied upon by the Company which support the other disclosure included in the artwork on the inside back cover of the prospectus (the “Supplemental Materials”). To expedite the Staff’s review, the relevant portions of the Supplemental Materials are clearly marked for convenience.

Pursuant to Rule 418(b) under the Securities Act, the Supplemental Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Materials be returned to the Company upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supplemental Materials to be picked up from you.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (310) 883-6417.

Sincerely,

COOLEY LLP

/s/ C. Thomas Hopkins

C. Thomas Hopkins, Esq.

cc:	Hani Zeini, Sientra, Inc.
Matthew Pigeon, Sientra, Inc.
Joel Smith, Esq., Sientra, Inc.
Charles J. Bair, Esq., Cooley LLP
Shayne Kennedy, Esq., Latham & Watkins LLP